UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES ACT OF 1933

For the month of May, 2025

Commission File Number: 333-[●]

NEW CENTURY LOGISTICS (BVI) LIMITED

(Name of Registrant)

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into a Memorandum of Understanding

On May 16, 2025, NEW CENTURY LOGISTICS (BVI) LIMITED (the “Registrant”) entered into a Memorandum of Understanding (the “MOU”) with Silk Way Airlines Limited (“Silkway”) for establishing a strategic cooperative relationship. Pursuant to the terms of the MOU, The Registrant and Silkway (together, the “Parties”) are expected to have a joint development of international air freight logistics solutions by integrating the Registrant’s global logistics network with Silkway’s air cargo resources to provide end-to-end efficient transportation services for cross-border trading enterprises. The MOU also provides for the sharing of market intelligence and logistics best practices This collaboration is expected to optimize route planning, cost control and risk management capabilities through data and experience exchange. In addition to operational collaboration, the Parties will take initiatives to enhance their market presence through collaborative marketing and brand promotion to leverage the combined strengths of both Parties, thereby maximizing market penetration and customer reach The Registrant is committed to continuously upgrading the customer experience. As part of this commitment, the Parties will develop a seamless logistics service system designed to improve the overall efficiency and transparency of cargo tracking and delivery. The Registrant believes that these enhancements will significantly elevate the standard of service provided to its customers.

Issuance of Press Release

On May 19, 2025, the Registrant is issuing a press release announcing its entry into the MOU and describing the principal terms and conditions set forth in the MOU.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated May 19, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2025	New Century Logistics (BVI) Limited

	By:	/s/ Ching Shun Ngan
Ching Shun Ngan
Chief Executive Officer